Exhibit 99.41

GREENBROOK TMS REPORTS Third Quarter Financial RESULTS
WITH continued RESILIENT PERFORMANCE THROUGH THE COVID-19 PANDEMIC,

ANNOUNCES SPRAVATO® PILOT PROGRAM AND PROVIDES CORPORATE UPDATE

November 10, 2020 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”), today announced its third quarter 2020 (“Q3 2020”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

THIRD QUARTER 2020 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Quarterly revenue increased by 42% to $12.0 million, up $3.5 million from the third quarter of fiscal 2019 (“Q3 2019”), representing our second highest quarterly revenue results to date.

•	Revenue for the nine-month period ended September 30, 2020 (“YTD 2020”) increased by 43% to $33.2 million, up $10.1 million from the nine-month period ended September 30, 2019 (“YTD 2019”).

•	Despite the impact of the COVID-19 pandemic, quarterly revenue increased by 23%, up $2.2 million from the second quarter of fiscal 2020 (“Q2 2020”).

•	Quarterly regional operating income increased by 26% to $1.0 million, up $0.2 million from Q3 2019; however, YTD 2020 regional operating income decreased by 38% to $1.5 million, representing a decrease of $0.9 million from YTD 2019.

•	Added one active TMS Center during Q3 2020, with an additional 11 TMS Centers in development, bringing the total Company network to 125 TMS Centers, representing an increase of 18% as compared to Q3 2019.

Bill Leonard, President and Chief Executive Officer of Greenbrook commented:

“In Q3 2020, we proudly announce our second highest quarterly revenue results since our inception and a return to strong regional operating income, despite the challenging operating environment imposed by the COVID-19 pandemic. We continued to experience record monthly highs in new patient starts throughout Q3 2020, highlighting the essential need for TMS therapy during these challenging times. We believe these record monthly highs will support a continued strong upward trend into the fourth quarter of 2020.”

Greenbrook also announced today that it has signed a non-binding term sheet with a third-party lender in respect of a secured term loan facility in an aggregate amount of up to $30 million. Completion of the proposed financing remains subject to customary conditions, including completion of customary due diligence and negotiation of definitive documentation; however, there can be no assurances that the financing will be completed on the terms set forth in the non-binding term sheet, or at all. Further details regarding the terms of such proposed financing will be provided if and when a definitive loan agreement has been entered into between the parties.

Selected THIRD Quarter Financial and Operating Results (1)

(US$)	Q3 2020 (unaudited)	Q3 2019 (unaudited)	YTD 2020 (unaudited)	YTD 2019 (unaudited)
Total revenue	12,006,570	8,459,103	33,215,627	23,148,860
Regional operating income	967,584	770,813	1,482,182	2,399,979
Loss before income taxes	(7,667,755)	(3,365,014)	(21,643,193)	(8,846,208)
Loss for the period and comprehensive loss	(7,667,755)	(3,365,014)	(21,643,193)	(8,846,208)
Loss attributable to the common shareholders of Greenbrook	(7,636,132)	(3,431,009)	(21,271,910)	(8,875,523)
Net loss per share (basic and diluted)	(0.11)	(0.06)	(0.34)	(0.17)

Notes:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

	As at September 30,		As at December 31,
(unaudited)	2020	2019	2019
Number of active TMS Centers(1)	114	94	102
Number of TMS Centers-in-development(2)	11	12	17
Total TMS Centers	125	106	119
Number of management regions	13	13	13
Number of TMS Devices installed	191	164	178
Number of regional personnel	286	253	273
Number of shared-services / corporate personnel(3)	47	36	44
Number of TMS providers(4)	113	102	109
Number of consultations performed	7,718	5,560	8,039
Number of patient starts	4,017	2,888	4,080
Number of TMS treatments performed	141,584	104,096	155,343
Average revenue per TMS treatment	$235	$222	$230

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2020 and 2019. These documents will be available on the Company’s website at www.greenbrooktms.com and under the Company’s SEDAR profile at www.sedar.com.

CONFERENCE CALL AND WEBCAST

Third Quarter 2020 Conference Call Details:

Bill Leonard, President and Chief Executive Officer, will host a conference call at 10:00 a.m. (Eastern Time) on November 11, 2020 to discuss the financial results for the quarter.

Toll Free North America: 1-866-521-4909

Toronto: 647-427-2311

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): 1-800-585-8367

Toronto: 416-621-4642

Passcode: 5597694

The conference call replay will be available from 1:00 p.m. ET on November 11, 2020, until 11:59 p.m. ET on December 11, 2020.

Spravato® Pilot Program

Greenbrook also announced today that, beginning in early 2021, Greenbrook will be implementing a pilot program that offers Spravato® (esketamine) at select Greenbrook TMS treatment centers to treat adults with treatment-resistant depression and depressive symptoms in adults with major depressive disorder with suicidal thoughts or actions.

Spravato® is a nasal spray that can only be administered in certified centers under the direct supervision of a healthcare provider and administration is performed under an FDA mandated Risk Evaluation and Mitigation System (REMS) program. The pilot program will provide the Company with an opportunity to assess the value of making this treatment option available to patients at all of the Company’s treatment centers in the future.

“Greenbrook is committed to bringing evidenced-based treatments to our patients suffering from depression,” said Bill Leonard, Greenbrook’s President and Chief Executive Officer. “We are excited at the prospect of making this new therapeutic option available to our patients, building on our long-term business plan of utilizing our Greenbrook TMS treatment centers as platforms for the delivery of innovative treatments to patients suffering from depression.”

“In the context of the COVID-19 pandemic, we now, more than ever, must leverage the latest in medical innovation to help patients recover from the debilitating symptoms of depression,” said Geoffrey Grammer, M.D., Greenbrook’s Chief Medical Officer. “Our expert clinicians and platform of care provide patients fast and friendly access to community-based treatments so that patients can focus on their recovery rather than worrying about the logistical obstacles to accessing medical care.”

CORPORATE UPDATE

Greenbrook also announced today that Erns Loubser, the Chief Financial Officer and Treasurer of the Company, will be taking a medical leave of absence. Greenbrook has appointed Ed Cordell as Interim Chief Financial Officer, effective immediately.

Mr. Cordell has over 30 years of accounting and financial management experience. His industry background includes life sciences and medical device technologies, and he has extensive experience working with both private and publicly-traded high-growth companies.

About Greenbrook TMS Inc.

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 510,000 TMS treatments to over 14,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial or operating performance, the proposed debt financing, and the Spravato® pilot program, constitute forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note Regarding Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under International Financial Reporting Standards (“IFRS”), do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to the Company’s results determined in accordance with IFRS, the Company uses non-IFRS measures, including “EBITDA” and “Adjusted EBITDA”. These non-IFRS measures are used to provide investors with supplemental measures of the Company’s operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. See the Company’s MD&A for a further discussion of these non-IFRS financial measures and for a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook.

Selected Consolidated Financial Information

(US$)	Q3 2020 (unaudited)	Q3 2019 (unaudited)	YTD 2020 (unaudited)	YTD 2019 (unaudited)
Total revenue	12,006,570	8,459,103	33,215,627	23,148,860

Direct center and patient care costs	5,473,759	4,267,769	16,521,201	11,655,616
Regional employee compensation	2,569,958	1,670,037	7,419,487	4,460,213
Regional marketing expenses	1,584,426	742,482	3,539,227	1,881,054
Depreciation	1,410,843	1,008,002	4,253,530	2,751,998
Total direct center and regional costs	11,038,986	7,688,290	31,733,445	20,748,881
Regional operating income	967,584	770,813	1,482,182	2,399,979
Center development costs	65,291	496,509	435,659	1,176,180
Corporate employee compensation	2,555,515	1,420,069	7,577,540	4,336,220
Corporate marketing expenses	202,435	578,330	806,120	1,210,219
Transaction costs	–	378,407	–	378,407
Other corporate, general and administrative expenses	780,402	748,297	2,165,361	2,395,084
Share-based compensation	171,056	117,112	455,908	573,426
Amortization	115,832	–	347,498	–
Interest expense	708,665	513,138	2,060,707	1,316,795
Interest income	(8,857)	(116,035)	(18,418)	(140,144)
Earn-out consideration(1)	4,045,000	–	9,295,000	–
Loss before income taxes	(7,667,755)	(3,365,014)	(21,643,193)	(8,846,208)
Income tax expense	–	–	–	–
Loss for the period and comprehensive loss	(7,667,755)	(3,365,014)	(21,643,193)	(8,846,208)
(Loss) income attributable to non-controlling interest	(31,623)	65,995	(371,283)	29,315
Loss attributable to the common shareholders of Greenbrook	(7,636,132)	(3,431,009)	(21,271,910)	(8,875,523)
Net loss per share (basic and diluted)	(0.11)	(0.06)	(0.34)	(0.17)

(US$)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018(4)
(unaudited)
Revenue	12,006,570	9,788,555	11,420,502	12,536,671	8,459,103	8,082,559	6,607,198	7,092,455
Regional operating income (loss)(2)	967,584	(225,198)	739,796	2,056,836	770,813	1,002,166	627,000	1,418,347
Net loss attributable to shareholders of Greenbrook	(7,636,132)	(9,477,505)	(4,158,274)	(7,034,356)	(3,431,009)	(2,874,092)	(2,570,422)	(949,031)
Adjusted EBITDA(3)	(937,073)	(1,665,672)	(1,648,053)	(1,296,201)	(1,033,876)	(957,428)	(827,557)	(865,210)
Net loss per share – Basic	(0.11)	(0.15)	(0.08)	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)
Net loss per share – Diluted	(0.11)	(0.15)	(0.08)	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)

Notes:

(1)	Represents management’s best estimate of the earn-out payable in connection with the Company’s acquisition of Achieve TMS in September 2019 and is subject to estimation uncertainty. 70% of the earn-out consideration will be settled in cash and the remainder will be settled through the issuance of common shares to the vendors, subject to applicable regulatory and stock exchange approvals.

(2)	Regional operating income for the fourth quarter ended December 31, 2019 has been updated to exclude amortization.

(3)	Adjusted EBITDA is a non-IFRS measure. See “Cautionary Note Regarding Non-IFRS Measures” in this press release.

(4)	The Company adopted IFRS 16 – Leases effective as at January 1, 2019 using the modified retrospective approach. As a result of this approach, the prior period figures were not adjusted.